Exhibit 99.4

Moderna’s Stock Option Exchange
Program – Questions & Answers (Q&As)

These Q&As are intended to be consistent with the terms of Moderna’s official Offer to Exchange (Tender Offer) and have also been used to inform Moderna’s GPT resource. In the event of a discrepancy between what’s written here (or what the GPT explains) and what’s in the official Tender Offer, the Tender Offer is the document that will apply.

This document provides comprehensive Q&A in an expandable (accordion) format. Click to expand the topics and questions you want to learn more about, or use the quick keyword search (Ctrl+F) to jump straight to what you need. There is no expectation to read the full document.

General Program Overview

Why is Moderna offering an option exchange program? What is a stock option exchange program?

Over the past few years, Moderna's stock price has fallen below the grant price of many employee stock options. Those “underwater” options no longer hold the value we intended when we granted them. The exchange program gives you the opportunity to trade in eligible old options for new ones priced at market value*, restoring their potential to grow as Moderna grows.

We’re offering this program as a direct investment in your long-term financial well-being - to put the value of your equity back on track and to recognize the impact you make every day.

The exchange is based on a set of exchange ratios determined by grant price (see FAQ below for the exchange ratios).

For example, if the exchange ratio is 3:1, you would return 3 underwater stock options to receive 1 new stock option.

Note:  This is an option for option exchange – you will not receive Restricted Stock Units (RSUs) as part of this exchange.

* The new grant price will be the closing price on the date at the end of the exchange offer, which we expect to be December 12, 2025.

1	|	P a g e

Why was the $80 grant price selected as the eligibility threshold? Why not something higher or lower?

The $80 grant price was selected to target options that are meaningfully underwater — where the original grant price is significantly higher than the current market price.

A key consideration in designing this program was ensuring alignment with the expectations of our shareholders, who must approve programs like this. They have specific guidelines and design standards for stock option exchange programs, and we factored their views directly into our proposal.

The $80 threshold also represents a cutoff above Moderna’s 52-week trailing high, which is an important metric many investors use when evaluating and approving these types of programs.

By setting the threshold at $80, does Moderna believe the stock won’t recover to that level anytime soon?

No. The $80 threshold does not reflect a prediction about future stock performance.

We selected this price point to focus the exchange program on options that are significantly underwater today, and therefore less likely to serve their intended purpose of motivating and retaining employees in the near to medium term. These options are multiple times above our current stock price, making them less effective as incentives.

This program is not about projecting stock price recovery timing—it’s about ensuring our equity compensation remains a meaningful tool to reward your commitment and performance. We remain confident in Moderna’s long-term outlook, and this program is one of many ways we’re investing in our people as we continue to build for the future.

Is participation required?

No. Participation is entirely voluntary. You can choose whether or not to participate and select which eligible grants you want to exchange.

How should I decide whether or not to participate?

The decision to participate is a personal one and will depend on the approach that best supports your goals and priorities — along with your views about Moderna’s future, Moderna’s stock price performance, the broader economic environment, and the performance of publicly traded stocks generally.

2	|	P a g e

When considering your decision, you may want to reflect on the following:

•
Current vs. New Stock Option Values: Consider the potential value of your current options compared to your potential new ones under varying stock price scenarios. Use the modeling tool to explore these scenarios and calculate the break-even price for each of your eligible grants — that is, the stock price at which your current and new options would have the same value. If you believe Moderna’s stock price could perform above the breakeven price, you may choose to keep your existing options.

•	Personal Financial Goals: Think about what’s right for you — your financial priorities, comfort with risk, and long-term plans. Select the option that feels most aligned with your path forward.

We understand this is an important personal decision. While we cannot predict Moderna’s future stock performance, we encourage you to review the program materials, explore the modeling tool, and participate in live information sessions to help you decide what makes the most sense for you.

What do the Executive Committee members and our Board of Directors think of this Offer? Who can I contact to help me decide whether or not I should exchange my eligible options?

Although Moderna’s Board of Directors has approved this program, neither our Executive Committee members nor our Board of Directors are making any recommendation as to whether individuals should choose to exchange or keep eligible options. Neither the Board nor the Executive Committee is eligible for this exchange program.

This decision is a personal one. You may wish to consult your own financial, legal, and/or tax advisors to help determine what is best for your situation.

You can also reach out to a Fidelity advisor or representative for personalized support. Fidelity’s contact information is provided on the Option Exchange website (fidelitymicrosite.com/ModernaExchange) and on myModerna (go/optionexchange).

Will exchanged stock options have new vesting schedule(s)?

Yes. All stock options selected to be exchanged will have additional vesting requirements. This design serves two important purposes:

•	It aligns with the expectations of our shareholders, whose approval is required for programs like this. Their feedback and design requirements were factored into the structure of our proposed program.

3	|	P a g e

•	It provides a retention mechanism to help us retain and reward our talented employees who continue to drive Moderna’s long-term success.

Here’s how it works:

•	Vested options as of the Exchange Date (expected to be December 12, 2025):

o	50% will vest on the 1st anniversary of the exchange date and

o	50% on the 2nd anniversary (expected to be December 12, 2026, and December 12, 2027).

•	Unvested options as of the Exchange Date (expected to be December 12, 2025):

o	Your current vesting schedule will be extended by 12 months, while the cadence (e.g., quarterly or annual vesting) will remain the same.

An illustrative example is provided in the information session materials and included in the program brochure on myModerna (go/optionexchange).

Program Timeline (dates subject to change; program subject to shareholder approval)

When will the exchange election window open?

The exchange window is scheduled to open at 9:00 a.m. EST on Thursday, November 13, 2025, and close at 3:59 p.m. EST on Friday, December 12, 2025.

When will I see my exchanged options in my Fidelity account?

Exchanged options will appear in your Fidelity account by January 19, 2026.

You will receive an email notification from Fidelity when they are available for review and acceptance.

You will also receive a personalized post-exchange statement by January 19, which will be posted to your Fidelity NetBenefits account.

Do I need to re-accept the exchanged options in Fidelity?

Yes. You must accept your new stock option grant, agreeing to the terms and conditions of the exchanged award within 90 days from the new grant date, which we expect to be March 12, 2026 (based on a Dec 12, 2025, grant date).

4	|	P a g e

If you do not accept your new stock option grants by the deadline, they will be cancelled/forfeited. Fidelity and the Equity Team will be sending reminders about this requirement throughout the acceptance period.

Eligibility & Participation

Who is eligible to participate? What options are eligible for exchange?

All employees with outstanding* stock options — whether annual, new hire, or special grants — are eligible to participate, as long as:

•	The grant price is equal to or greater than $80.00 and has a grant date more than one year before the Exchange Date (i.e., on or before December 12, 2024), and

•	The option is unexercised as of the Exchange Date (expected to be December 12, 2025).

*Outstanding options include both vested (unexercised) and unvested options.

Stock options that you have already exercised (even if you did not yet sell them – that is, you exercised and held them) are not eligible for exchange.

Executive Committee members, the Board of Directors, and advisors or consultants are not eligible to participate in this program.

Employees who have a future termination date as of December 12, 2025 (i.e., notified on or before that date of a future termination), or who have voluntarily resigned effective on or before December 12, 2025, are not eligible to participate.

Note: Moderna’s stock price has not been at or above $80.00 since August 2024. Employees hired in August 2024 or after would not have received stock option grants with prices ≥ $80.00 and therefore are not eligible to participate in this program.

What options are not eligible for exchange?

Stock options with grant prices below $80 are not eligible for exchange.

Can I exchange the remaining portion of an eligible option grant that I have already partially exercised?

Yes, any unexercised portion of an eligible option grant can be exchanged. If you have previously exercised a portion of an eligible option grant, only the portion of that option grant that has not yet been exercised will be eligible to be exchanged.

5	|	P a g e

For purposes of this exchange program, how will you determine which options are vested or unvested?

Determination will be made as of December 12, 2025.

Any options vesting on or before December 12 will be considered vested for the exchange. Any options vesting after December 12 will be unvested.

Vested and unvested options you select to exchange will have additional vesting requirements. Refer to the FAQ above for vesting requirements on exchanged options.

Are RSUs eligible for exchange?

No. This exchange program only applies to outstanding stock options with grant prices greater than or equal to $80.00.

RSUs and shares acquired under the Employee Stock Purchase Plan (ESPP) are not eligible for exchange.

Why is this program only for employees with stock options? It doesn’t feel fair since I chose RSUs.

That’s a great question — and it’s understandable that it might feel that way at first.

The Stock Option Exchange Program was designed to address a specific situation: underwater stock options — options that currently have no value because the stock price is below the original grant price.

Employees who chose RSUs instead of stock options already hold awards that retain some, albeit less value when the stock price declines because RSUs are yours to keep once they vest. By contrast, stock options only hold value when the stock price rises above the grant price.

Once your RSUs vest, they’re yours to keep — even if you leave Moderna — and you can choose when you wish to sell them (i.e., they don’t expire) which gives unlimited time for growth. In comparison, stock options have a 10-year term from the grant date (while you remain employed) before they expire and are canceled. If you leave Moderna, there’s a limited period of time to exercise your vested options before they’re canceled.

While RSUs may be worth less than when they were granted (for example: RSUs granted at $80 are now worth $25), they still hold value. Employees who chose options at $80, however, are now completely underwater — those options have no current value. Through the exchange ratio, these employees will be able to trade their underwater options for a smaller number of new options with a lower grant price (for example: return two stock options at $80 to get one new stock option at $25).

6	|	P a g e

In essence, everyone has felt the impact of the stock price decline, but this program helps those with underwater options regain potential for future value growth, while employees with RSUs already maintain current, tangible value.

The Stock Option Exchange Program is a way to restore potential value for employees holding options that are currently underwater.

How can I participate in this Stock Option Exchange Program?

Deadline: Your properly completed selection(s) must be submitted no later than 3:59 p.m. Eastern Standard Time (EST) on December 12, 2025.

1.	Log in to the Exchange Website

Access the Option Exchange website at fidelitymicrosite.com/ModernaExchange. Login using your Fidelity NetBenefits credentials.

Once you  acknowledge and agree to the terms and conditions, you’ll be able to access the exchange website. You’ll need to provide this acknowledgement to be able to submit your selection(s).

2.	Learn About the Program

After logging in, you will be able to view a personalized pre-exchange statement that will provide details for each eligible stock option grant you hold, including:

o	The grant date of the eligible option;

o	The per-share grant price;

o	The number of outstanding shares (both vested and unvested) eligible for exchange as of December 12, 2025 and

o	The estimated number of new options that would be granted if you elect to exchange based on the established exchange ratios.

o	The expiration date for each eligible option. This date will not be extended if you choose to participate in the exchange – that is, your original expiration date will remain unchanged.

o	The break-even price for each eligible option based on provided hypothetical assumptions.

7	|	P a g e

You will also find a variety of educational resources to help you make the decision that is right for you, including a brochure explaining how the program works, a modeling tool for you to explore scenarios, a custom GPT to get answers to your questions about the program, and registration links to live, virtual educational sessions.

3.	Make Your Selection

On the selection page, you will indicate for each eligible stock option whether you choose to:

o	Exchange the entire grant, or

o	Do Not Exchange the grant.

To submit your selections, you’ll need to make a selection for each eligible stock option. Partial exchanges aren’t allowed—you’ll either exchange the full grant or keep as is.

4.	Confirm Your Stock Option Exchange Selection(s)

Once you have made your selection(s), follow the instructions to review and confirm them.

5.	Keep your confirmation

After submitting your selection(s), the Exchange website will generate a confirmation statement that includes the time & date you submitted your selection(s). Please save this confirmation for your files.

You are responsible for ensuring you make valid selection(s) on the exchange site before the exchange window closes.

Important Reminders:

•	Selection(s) must be properly completed and submitted before the deadline. Late, incomplete, or unconfirmed elections will not be accepted.

•	If you hold more than one eligible stock option grant, you may choose to exchange some and not others, on a grant-by-grant basis.

•	Stock options that are exchanged will be cancelled and your new options will have a grant date of December 12, 2025.

What happens if I’m on leave of absence (LOA) during the exchange window?

All eligible employees have the same election window and deadlines.

8	|	P a g e

Communications will be sent to your personal email (if on file in Workday) and to your home address (as on file in Workday) to ensure you have sufficient time to learn more about the program and make the decision that is best for you.

What if I’m on vacation or unavailable during the exchange window and can’t make a selection?

We know life gets busy—which is why the exchange window will remain open for four (4) full weeks. This timeline was intentionally designed to give you time to learn more about the program and make the decision that feels right for you, even if you're away or on vacation.

That said, selections must be submitted by 3:59 p.m. EST on December 12, 2025. Extensions or exceptions won’t be possible. If you don’t make your selection(s) by the deadline, none of your eligible stock option grants will be exchanged.

Can I email my exchange selection to the Equity team?

To ensure your selection is captured correctly and securely, all selections must be submitted through the official exchange site: fidelitymicrosite.com/ModernaExchange.

Selections submitted by email can’t be accepted, as the system needs to record and confirm your choice directly. Please be sure to complete your submission before the deadline.

Can I make my exchange selection through the Fidelity NetBenefits mobile app?

No. Selections cannot be made directly in the NetBenefits app. However, you can access the FidelityMicroSite.com/ModernaExchange link by clicking the bell icon in the top right corner of the app.

What will happen if I do not submit my selection(s) by the deadline?

If you don’t submit your selection by 3:59 p.m. EST on December 12, 2025, you won’t be able to participate in the exchange. Your eligible stock options will simply stay as they are—at their original grant price and under their original terms and conditions.

If you decide not to take part in the exchange, no action is required—you won’t need to visit the exchange site.

Is there a default selection if I don’t take any action?

There’s no automatic enrollment in the program. If you don’t make a selection during the exchange window, your eligible options will remain as they are and won’t be exchanged.

9	|	P a g e

If you’d like to take part in the program, be sure to submit your selection through the exchange site before the deadline.

Can I change my selection once I’ve submitted it? When and how can I change my selection?

Yes. You can change your selection(s) on fidelitymicrosite.com/ModernaExchange any time during the election window (November 13 at 9:00 a.m. EST – December 12, 2025 at 3:59 p.m. EST).

Once the window has closed at 3:59 p.m. EST on December 12, 2025, you may not change your selection(s). Selections submitted through the exchange site are final and irrevocable upon the deadline.

Will my selection(s) be confidential?

Yes. Your selection(s) will not be shared with your manager or other colleagues. Only plan administrators will have access to your selection(s).

Statements & Resources

Will I receive a statement showing which stock options are eligible for exchange and a confirmation statement of my selection(s)?

Yes. You will receive two personalized statements:

1.	A pre-exchange statement (available in the exchange website on November 13, 2025) will provide the following information:

a.	Which stock options you have that are eligible for exchange (grant date, grant price and number of outstanding options)

b.	How many stock options you would get if you select to exchange them based on the established exchange ratios

c.	Your expiration dates—these will remain unchanged based on your original grant date. Extensions to the expiration dates will not be provided for eligible stock options you choose to exchange.

d.	Your break-even prices for each grant based on specified, hypothetical assumptions

2.	A post-exchange statement (available in your Fidelity NetBenefits account on January 19, 2026) will provide the following information:

a.	Your selection(s)—what you chose to exchange vs. what you chose to not exchange

b.	New grant details (grant date, grant price and number of new options) for options you chose to exchange

10	|	P a g e

Will there be live educational sessions where I can learn about the program and ask questions?

Yes.

Moderna’s Equity Team will host three (3) virtual information sessions during the week of Oct 20. Calendar invites were pushed out to your calendar on October 10; please accept the one that works best for your schedule.

•	Oct 21 @ 8:00 p.m. ET

•	Oct 22 @ 8:00 a.m. ET

•	Oct 23 @ 2:00 p.m. ET

Fidelity will also host live group sessions in November and December to explain the program and show you how to make your selection(s) on the exchange site. Please visit myModerna (go/optionexchange) or the exchange website (fidelitymicrosite.com/ModernaExchange) for registration links.

Do I have access to a modeling tool to help me make the decision that is right for me?

Yes - and it’s built specifically with you in mind.

We’ve developed a robust modeling tool to help you explore different scenarios and better understand what the exchange could mean for you. Whether you're evaluating scenarios or ready to decide, this tool is here to support you.

You can access it anytime on the myModerna page (go/optionexchange) or through the exchange website (fidelitymicrosite.com/ModernaExchange).

What are the tax implications if I choose to participate?

We’ve provided an overview of general tax implications by location (where applicable) on the myModerna page (go/optionexchange) to help you get started.

That said, tax impacts can vary based on your personal situation, so we encourage you to connect with your own tax or financial advisor to understand what’s best for you.

11	|	P a g e

Details on Your New Grants (for those that participate in the exchange)

Will exchanged options retain their original 10-year term?

Yes. The original 10-year term from the original grant date remains unchanged. The exchange does not extend the option term. As a reminder, the full 10-year term applies only while you remain employed. If you leave the company, your exercise window may be shortened based on standard policy.

What are the exchange ratios? Are they final, or will they change depending on how the stock price moves during the exchange window?

 The exchange ratios are final and will not change during the exchange window.

These are the same ratios we shared externally in the October 2025 proxy statement when we asked investors to approve the Option Exchange Program.

The grant price of your original stock option award determines how many existing options you’ll need to exchange for each new one — higher-priced options require more to be traded in for each new option.

The program was designed to be cost-neutral, meaning the overall value of new options issued is approximately equal to the value of the options surrendered. This is a key design feature that shareholders expect and look for when approving programs like this.

Grant Price Range	Exchange Ratio (old to new)
$80.00 – $99.99	2.0 to 1
$100.00 – $149.99	3.0 to 1
$150.00 – $199.99	4.0 to 1
$200.00 – $299.99	4.5 to 1
$300.00 & higher	5.0 to 1

How does the exchange calculation work? How are the exchange ratios applied to original stock option grants?

Here’s an example to help illustrate how the exchange ratios work.

Keep in mind, this is for illustration purposes only. The actual grant price will be based on Moderna’s closing price on December 12, 2025, and this example is not a prediction or forecast of future stock performance.

12	|	P a g e

Original/ Pre-Exchange Grant Details:

Grant Date	Feb. 28, 2023
Grant Price	$150.00
Number of Outstanding & Vested Options	700
Number of Unvested Options	300
Total # of Stock Options Eligible for Exchange	1,000
Vesting Schedule	Standard 4-Years (25% on first anniversary of grant date; 6.25% for each quarter for the next 3 years)

Original/ Pre-Exchange & Post-Exchange Grant Details:

	Pre-Exchange	Post-Exchange
Grant Date	Feb. 28, 2023	Dec. 12, 2025
Grant Price	$150.00	$25.00 (hypothetical for this illustrative example)
# of Vested & Outstanding Options	700	175
# of Unvested Options	300	75
Total # of Stock Options Eligible for Exchange	1,000	250

•	Grant price of $150 à Exchange Ratio of 4:1

•	This means: You must return 4 old options to receive 1 new option

•	For 1,000 outstanding options à You will get 250 new options (1,000 ÷ 4 = 250)

Rounding Methodology:  We will round down to nearest whole share; Moderna does not grant fractional shares or stock options.

Refer to the modeling tool on myModerna (go/optionexchange) to explore alternative scenarios.

Why aren’t the exchange ratios one-for-one?

The exchange ratios were set to make the program cost neutral—so the new options have approximately the same value as the ones they replace. If we offered a one-for-one exchange at the lower current stock price, the new options would actually be worth more than the old ones, creating higher accounting costs for Moderna and more dilution for shareholders. Dilution means increasing the total number of shares outstanding, which reduces the ownership percentage of all shareholders.

13	|	P a g e

This program was thoughtfully designed for you—to restore the potential value of your equity while supporting your long-term financial wellness. Because each new option is more valuable than the one it replaces, employees will receive fewer new options in exchange for their old ones—but the overall value is kept the same.

I’ve already vested—why do I need to re-vest?

This is a unique, one-time program that represents a significant investment in our employees. It’s designed to support your long-term financial wellness and reinforce the impact you continue to have on Moderna’s future.

Because this is an equity exchange program, it required shareholder approval. As part of that process, we considered feedback and design requirements from shareholders to ensure the program balances their expectations with our commitment to you.

The re-vesting structure helps align the program with shareholder interests, while also enabling us to retain and reward the talented employees who continue to drive Moderna’s long-term success.

Why are the new options more valuable?

The new options are set at today’s lower stock price. That means they already start closer to being “in-the-money” (i.e., if the current stock price is higher than your grant price—your options have value) and have a greater chance of gaining value as Moderna’s stock price goes up. Because of this reset, each new option is worth more than each old option—so you’ll receive fewer of the new ones.

If I participate, what happens to the options I exchange?

Any eligible options you choose to exchange will be cancelled the day after the exchange window closes. These cancelled options will not be returned to you nor added back to Moderna’s equity pool of shares available for issuance under our Equity Plan.

In their place, you’ll receive fewer new stock options based on the established exchange ratios. These new options will have additional vesting requirements and will appear in your Fidelity NetBenefits account on January 19, 2026, for you to review and accept.

14	|	P a g e

What is the grant price for the options I choose to exchange? What is my new grant date?

Your new grant date is December 12, 2025.

The grant price will be the closing stock price on the date the exchange offer expires, which we expect to be December 12, 2025. This stock price will not be known in advance.

If I elect to exchange some of my eligible stock options, do I have to select to exchange all of my eligible stock options?

No. You may select to exchange your eligible stock options on a grant-by-grant basis (determined based on options having the same grant date and grant price).

Can I exchange part of one grant and not the whole grant? For example, could I exchange the vested portion and not the unvested?

Each grant must be exchanged in full - partial exchanges aren’t possible. That means if you choose to exchange a grant, both the vested and unvested portions will be included.

What resources do I have to help me make this decision?

Visit the myModerna page (go/optionexchange) for resources:

o	Brochure explaining how the program works

o	Interactive GPT to answer your questions

o	Modeling tool to explore scenarios

o	Live information sessions hosted by the Equity Team

o	Oct 21 @ 8:00 p.m. EST

o	Oct. 22 @ 8:00 a.m. EST

o	Oct. 23 @ 2:00 p.m. EST

o	Links to register for a live & interactive virtual “Ask Fidelity” session (Nov. & Dec. 2025 session dates)

o	Contact information to talk with a Fidelity advisor or representative for support

o	Location-specific tax considerations

o	Office Hours hosted by the Equity Team (calendar invites to be sent out the week of Oct 27)

o	Nov 21 at 9:00am – 10:00am EST

o	Nov 26 at 9:00am – 10:00am EST

o	Dec 1 at 8:00pm – 9:00pm EST

o	Dec 11 at 12:00pm – 1:00pm EST

15	|	P a g e

What will be the terms and conditions of my exchanged options?

Your new options will be granted under Moderna’s 2018 Stock Option and Incentive Plan and will have Moderna’s standard terms & conditions as stated in your option award agreement.

The terms and conditions of your new options remain unchanged from your original/ pre-exchange options except for three things:

a)	The number of shares (based on the exchange ratios),

b)	The grant price (set at Moderna’s stock price on December 12, 2025), and

c)	The vesting schedule (all Exchanged Options will be unvested on the grant date and will vest under new program rules as described above).

All other terms—including your original expiration date (10 years from the original grant date)—will remain the same.

For more details, please refer to the Equity Termination Treatment Summary on myModerna and to your new award agreement, which will be available in Fidelity NetBenefits on January 19, 2026.

After this option exchange program, what happens if my options end up underwater again?

After the exchange, if Moderna’s stock price drops below your new grant price, those options could become underwater again. There is no guarantee that the stock price will increase or stay above the new grant price over time.

Perpetual Insiders & Insider Trading Information

Are perpetual insiders able to participate?

Yes! Perpetual Insiders can participate. The exchange window is scheduled to occur during an open trading window.

Refer to the eligibility FAQ provided earlier for details.

Will I need to revise my 10b5-1 plan after the exchange to incorporate the new grants?

If the old grant (i.e., pre-exchanged option grant) is currently part of your 10b5-1 plan, you participation in the option exchange and tendering of those grants that are scheduled for sale will result in a “broken trade,” and the plan will not execute for those tranches.

16	|	P a g e

If you wish to schedule the new options for inclusion on a 10b5-1 plan, you will need to revise the plan to include those new grants after the exchange. Perpetual Insiders may only enter into or amend 10b5-1 plans during open trading windows. Any amendment to an existing 10b5-1 plan will trigger a new burn-in period.

Alternatively, perpetual insiders can obtain pre-clearance to trade during an open trading window (without a 10b5-1 plan), subject to their confirmation that they are not in possession of material, nonpublic information (MNPI) about Moderna. For additional information, please visit the 10b5-1 plan section of the Insider Trading Information page on myModerna.

Can I exercise my new stock options after the first vesting without a 10b5-1 plan?

Yes. Perpetual Insiders aren’t required to have 10b5-1 plans to sell stock; however, plans are highly encouraged for this group. Perpetual Insiders may only sell stock during open trading windows and must request (and receive) pre-clearance from the Moderna Securities Team prior to making any transactions that are not part of a 10b5-1 plan.

Country Specific Information (including Tax Implications)

This section is coming soon (by Oct 31, 2025).

This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Moderna shareholders. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. The new option grant date and end of the tender offer period is subject to change. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC’s website at www.sec.gov.

17	|	P a g e